Exhibit 99.1

Kenon Files Annual Report on Form 20-F for the Year Ended December 31, 2019 with the
U.S. Securities and Exchange Commission

Singapore, April 30, 2020. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) ("Kenon") has filed its Annual Report on Form 20-F for the Year Ended December 31, 2019 (the "2019 Annual Report") with the U.S. Securities and Exchange Commission (the "SEC") on April 30, 2020.

Kenon's 2019 Annual Report can be downloaded from the SEC's website (http://www.sec.gov) and is also available on Kenon's corporate website (http://www.kenon-holdings.com). Hard copies of Kenon's complete 2019 audited financial statements can be ordered, free of charge, upon request.